Exhibit 12.1

Computation of Ratio of Debt-to-Equity

At
(Dollars in Thousands)	December 31, 2010
Repurchase agreements	$5,992,269
Securitized debt	220,933
Total Debt	$6,213,202

Stockholders’ Equity	2,250,447

Ratio of Debt-to-Equity	2.8:1
Debt-to-Equity Multiple	2.8 x